Exhibit 99.1

NEWS RELEASE

RepliCel Receives European Patent for its
Innovative Dermal Injector Technology

RCI-02 injector device promises the potential for unparalleled injection precision, the use of less anesthetic per procedure, and the enhanced treatment of fine wrinkles of the face, décolleté and hands

VANCOUVER, BC – January 11, 2016 - RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSXV: RP), a clinical stage regenerative medicine company focused on the development of autologous cell therapies, today announced that it has been granted a patent (EP2623146) by the European Patent Office for its injection device technologies. The first device being developed under this patent, RCI-02, is designed for injecting hyaluronic acid as a dermal filler. The device is also being developed for the injection of RepliCel's RCH-01 hair restoration and RCS-01 skin rejuvenation products. Future iterations of the technology and device will be optimized for other injectables such as drugs, vaccines, fat grafts, etc.

"This patent grant is an important milestone for the company as it underpins the commercial value of RCI-02 for the delivery of other injectables beyond our own products. RCI-02 coupled with an application in the area of hyaluronic acid (HA) represents an early opportunity for licensing and revenue," stated RepliCel CEO Lee Buckler.

Overall benefits of this next-generation dermal injector technology include improved handling, reduction or elimination of the need for local anesthetic, quicker procedure times, an expectation of more consistent clinical results because of the injector's controls, and a significant expansion of the areas that can be addressed with dermal fillers due to the ability to conduct broad, shallow, and evenly-dispersed injections.  Additionally, it is expected that a whole new class of injection specialists may be enabled to perform certain dermal injection procedures due to the device's simplicity and programmability.

"RCI-02 was originally conceived to deliver our cellular products; however, we believe this device will have a profound impact on all dermal injections – particularly in the cosmetic dermal injection market," commented Dr. Rolf Hoffmann, RepliCel's Chief Medical Officer, who is a practicing dermatologist and remains the visionary for the RCI-02 injector.  "Dermatologists have been hindered for years by a single needle syringes' inability to precisely deliver approved dermal fillers into fine wrinkles of the face, décolleté, and hands.  RCI-02 is designed to address these unserved markets while also improving on current markets by enabling precise and repeatable delivery of injectable substances.  RCI-02 will enable clinicians to better control injection consistency while also enabling less skilled clinicians to undertake these procedures with the desired results."

"Overall, we expect RCI-02 will increase the market for existing cosmetic injectables by expanding their use into applications not previously addressable, shortening procedure times, and improving both patients' experience and cosmetic results. We believe ensuring the optimal and controlled delivery of our cell-based products is an important component to the commercial value we are creating around the development of our products for both aging or sun damaged skin and pattern baldness," commented Lee Buckler, CEO. "However, the nearer-term commercial opportunity for RepliCel is in bringing RCI-02 to the cosmetic injectable market where our first target is hyaluronic acid. We believe this device has the potential to significantly expand the number of HA dermal injection procedures currently performed.  As an example, the HA market in the United States is currently valued at over US$1 billion per year and is growing at near double digits. These HA injections primarily address deep facial wrinkles and folds but do not adequately address fine wrinkles. A device, such as RCI-02, which is capable of delivering a controlled injectable, utilizing a multi-head configuration, and eliminating the need for local anesthetic, has the potential to dramatically increase the HA market into new areas including the fine wrinkles of the face, the hands and the décolleté," concluded Lee Buckler.

About RCI-02
The RCI-02 injector was designed with input from dermatologists, industrial designers, and electronic and medical device engineers to improve the delivery of a variety of injectables in a controlled, precise manner, removing the risks and uncertainties of injection outcomes currently resulting from manually operated, single-needle syringes.

RCI-02 is the world's first motorized injection device with programmable depth and volume, a built-in Peltier element for pre-injection anaesthetising, and interchangeable needle head configurations. It is designed to deliver a variety of injectable substances including cells, dermal fillers, drugs or biologics intradermally (dermis), subcutaneously (fat) or intramuscularly (muscle) via an array of needle configurations ranging from a single needle to a 16 needle configuration (4x4) on one head.  These interchangeable heads can be used to perform a variety of procedures, increase surface area coverage and speed-up procedure times.

By relying on electrical power (instead of thumb pressure) and digital controls, RCI-02 automates and simplifies the injection process.  Equipped with a touch screen on its accompanying docking station, the device's programmability allows for the delivery of precise quantities of material, at specific depths, through fine-gauge needles, on a single plain or trailing through multi-plains as the needle retracts through the skin.

About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing autologous cell therapies that address conditions caused by a deficit of healthy cells required for normal healing and function. The company's product pipeline is comprised of two ongoing clinical trials (RCT-01: tendon repair and RCS-01: skin rejuvenation) as well as its RCH-01: hair restoration under exclusive license by Shiseido Company for certain Asian countries. All product candidates are based on RepliCel's innovative technology utilizing cell populations isolated from a patient's healthy hair follicles. The company has also developed a propriety injection device (RCI-02) optimized for the administration of its products and licensable for use with other dermatology applications.
Visit http://www.replicel.com for additional information.

For more information, please contact:

CORPORATE:
R. Lee Buckler, CEO & President
Telephone: 604-248-8693   Email: lee@replicel.com

MEDIA & INVESTOR RELATIONS:
Tammey George, Director of Communications
Telephone: 604-248-8696   Email: tg@replicel.com

This press release contains forward-looking statements and information that involve various risks and uncertainties regarding future events, including, but not limited to, statements regarding: (i) the area of hyaluronic acid (HA) represents an early opportunity for licensing and revenue; (ii) it is expected that a whole new class of injection specialists may be enabled to perform certain dermal injection procedures due to the device's simplicity and programmability; (iii) the company's belief that this device will have a profound impact on all dermal injections; (iv) RCI-02 is anticipated to enable clinicians to better control injection consistency while also enabling less skilled clinicians to undertake these procedures with the desired results; (v) the Company's belief that this device has the potential to significantly expand the number of HA dermal injection procedures currently performed; (vi) RCI-02's unparalleled injection precision; (vii) the use of less anesthetic per procedure; (viii) RCI-02's ability to remove the risks and uncertainties of injection outcomes resulting from manual syringes; and (ix) the expected benefits of the RCI-02. Such forward-looking statements and information are based on current expectations involving a number of risks and uncertainties and are not guarantees of future performance of RepliCel. There are numerous risks and uncertainties that could cause actual results and RepliCel's plans and objectives to differ materially from those expressed in the forward-looking information, including: failure to obtain CE mark clearance or necessary regulatory approvals; delays enrolling clinical trial participants; negative results from the Company's trials; the effects of government regulation on the Company's business; risks associated with the Company's ability to obtain and protect rights to its intellectual property; risks and uncertainties associated with the Company's ability to raise additional capital; and other factors beyond the Company's control. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, RepliCel does not intend to update these forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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